EXHIBIT A

EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2002

IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS SECOND QUARTER

OPERATING INCOME GROWTH OF 37% TO A$1.3

BILLION

REVENUES INCREASE 5% TO A$8.4 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 45%

TO A$576 MILLION

Q U A R T E R  H I G H L I G H T S

•	Television segment operating income up 35% on higher advertising revenues at the television stations and STAR.

•	Strong ratings and advertising growth at Fox News Channel and FX as well as higher affiliate rates at the Regional Sports Networks nearly doubles operating income at Cable Network Programming.

•	Filmed Entertainment operating income more than doubles primarily on success of Ice Age worldwide home entertainment sales.

•	Fox Entertainment Group, Inc. issues an additional 50 million shares for net cash proceeds of approximately US$1.2 billion.

Sydney, 13 February, 2003 – The News Corporation Limited (ASX: NCP, NCPDP) today reported second quarter consolidated revenues of A$8.4 billion, a 5% increase over the A$8.0 billion in the prior year and consolidated operating income of A$1.3 billion, up 37% over the A$961 million a year ago. The year-on-year growth was driven primarily by substantial increases in the Filmed Entertainment, Television and Cable Network Programming segments.

Net profit for the fiscal second quarter was A$430 million, an increase of A$1.6 billion over the net loss of A$1.2 billion reported in the second quarter a year ago which included a A$1,768 million pre-tax write-down of the Company’s national sports contracts. Net profit before other items was A$576 million compared to A$397 million reported in the prior year.

The News Corporation Limited

Incorporated in South Australia

A.C.N. 007-910-330

2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the three and six months ended 31 December are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended 31 December,		6 Months Ended 31 December,
	2002	2001	2002	2001
	A$ Millions (except per share amounts)
Revenue	$8,420	$8,043	$15,351	$14,638

Operating income	1,313	961	2,309	1,663
Associated entities before other items	(69)	12	(243)	(109)
Interest expense, net	(207)	(273)	(432)	(525)
Dividends on exchangeable preferred securities	(23)	(23)	(46)	(47)

Profit before income tax expense, outside equity interest and other items	1,014	677	1,588	982
Income tax expense	322	204	500	285
Outside equity interest	116	76	217	140

Net profit before other items	576	397	871	557

Other items, net of tax and outside equity interest: [a]
Group	(25)	(509)	(25)	(487)
Associated entities	(121)	(1,067)	(121)	(1,108)

Total other items	(146)	(1,576)	(146)	(1,595)

Net profit (loss) attributable to members of the parent entity	$430	$(1,179)	$725	$(1,038)

Earnings per share on net profit before other items, net	$0.110	$0.079	$0.165	$0.110

Weighted average number of shares outstanding in millions (diluted)	5,146	4,884	5,137	4,813

The following commentary discusses the major components of these results.

[a]	Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release.

Consolidated Operating Income

	3 Months Ended 31 December,		6 Months Ended 31 December,
	2002	2001	2002	2001
	A$ Millions		A$ Millions
Filmed Entertainment	$460	$226	$641	$462
Television	296	220	639	321
Cable Network Programming	218	118	432	180
Magazines & Inserts	107	106	199	192
Newspapers	184	221	287	364
Book Publishing	86	81	192	161
Other	(38)	(11)	(81)	(17)

Consolidated Operating Income	$1,313	$961	$2,309	$1,663

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are delighted with the 37 percent operating income growth we achieved in the second quarter. Such robust growth is a reflection of the strong operating leverage and momentum we have at most of our businesses. Double-digit revenue gains at our cable and television station operations have translated into even stronger double-digit operating income growth as tight cost management resulted in improved operating margins. Our film business continues to thrive from its string of successful theatrical releases and from explosive growth in the home entertainment market. And our newspapers continue to enjoy better advertising revenues at most major titles. Although we were disappointed with the performance of the FOX network in the second quarter, the worst is clearly behind it. Indeed, the unprecedented ratings surge we have delivered following the quarter positions us to end this television season equal to or better than last year’s numbers – a remarkable turnaround. Our second quarter results underscore the popularity of our media products around the world and our continuing focus on cost-containment and a healthy balance sheet.”

Second quarter net losses at associated entities before other items were A$69 million versus profits of A$12 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavourable impact of foreign currency fluctuations at the Latin America DTH platforms. Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge. A detailed discussion of the components of associated entities’ losses is provided later in the release.

Second quarter net profit before other items increased to A$576 million (A$0.110 per share) versus A$397 million (A$0.079 per share) in the prior year primarily due to higher consolidated operating income partially offset by higher losses at the associated entities.

The Company reported a loss from other items in the quarter of A$146 million versus a loss of A$1.6 billion a year ago. The loss in the current year primarily includes a gain related to the Fox Entertainment Group’s issuance of 50 million new shares offset by an additional write-down of the Company’s carrying value for its Gemstar investment. The loss in the second quarter a year ago primarily included a profit from the sale of a 49.5%

interest in Fox Family Worldwide offset by a write-down of the Company’s national sports contracts and write-downs related to investments in KirchMedia and Stream. In addition, the loss from other items in the prior year included BSkyB’s write-down of its investment in KirchPayTV.

An interim unfranked dividend of A$0.015 per Ordinary share and an unfranked dividend of A$0.0375 per Preferred Limited Voting share has been declared and is payable on 30 April, 2003. Completed share transfer received by the Company until 5.00 PM on 1 April, 2003 will be registered before entitlements to the dividend are determined. Elections with respect to the Dividend Reinvestment Plan, to have effect with respect to the above dividends, must be lodged with the Company by 5:00 PM on 1 April, 2003. A discount of 10% will apply to the weighted average market price of the Ordinary and Preferred Limited Voting shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

The following commentary is discussed principally in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of US$255 million, a US$140 million improvement over the US$115 million reported in the same period a year ago. This substantial increase was primarily driven by record-breaking worldwide home entertainment sales led by the performance of Ice Age as well as contributions from Star Wars Episode II: Attack of the Clones, Behind Enemy Lines, Like Mike and catalog titles. These contributions were partially offset by the impact of marketing costs for several successful second and third quarter theatrical releases. Prior-year results were primarily driven by the worldwide home entertainment performance of Planet of the Apes and Dr. Dolittle 2.

Twentieth Century Fox Television (TCFTV) contributions increased versus the second quarter a year ago primarily reflecting higher syndication profits from King of the Hill and The X-Files as well as increased network license fees for The Practice. Additionally, continued momentum in home entertainment sales, most notably from The Simpsons and 24, contributed to the year-on-year growth. During the quarter, several of TCFTV’s new shows, including Cedric the Entertainer on FOX and Still Standing on CBS, sustained solid ratings, while a number of returning shows, including The Simpsons, 24, King of the Hill and Malcolm in the Middle, continued to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported second quarter operating income of US$165 million versus US$113 million in the same period a year ago, primarily reflecting a 25% increase at the Fox Television Stations.

Fox Television Stations (FTS) second quarter operating income grew US$60 million over a year ago largely as a result of stronger advertising revenue. The advertising market was buoyed by increased spending particularly among the automotive, fast food, movie and telecommunication categories, while also benefiting from strong political advertising. Additionally, current-year earnings growth continued to be fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations.

At the Fox Broadcasting Company (FBC), second quarter operating losses increased compared to a year ago. Higher advertising revenues were more than offset by a rise in primetime programming costs reflecting the cancellation of several new series as well as increased promotional spending for the current season. Following the end of the quarter, the network premiered several shows that are handily winning their time slots among all key demographics, including American Idol 2, the highest rated show on network television among Adults 18-49 and Joe Millionaire, the number one new show of the 2002-2003 season.

STAR continued to improve its operating results in the second quarter, generating positive operating income compared to a slight operating loss a year ago despite absorbing start-up losses in the current year from the newly launched Xing Kong Wei Shi channel in China. The improvement was fueled by revenue growth of 17% primarily from an increase in subscription revenue at STAR Plus in India which continues to add new subscribers. Additionally, STAR Plus benefited from lower programming costs as a result of Kuan Banega Crorepati, the Hindi version of Who Wants To Be a Millionaire, being taken off the schedule. STAR Plus maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 29 of the top 30 Hindi programs.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of US$121 million, an improvement of US$61 million over last year’s results. This success reflects strong growth across all of the Company’s primary cable television channels.

The Fox News Channel more than tripled its operating income versus the second quarter a year ago due to strong ad sales growth and relatively flat operating costs. FNC finished the calendar year with its fourth consecutive quarter as the most watched cable news network – fiscal second quarter viewership was 29% greater than that of its nearest competitor on a 24-hour basis and 33% higher in primetime.

Fox Sports Networks’ operating profit improved 65% during the quarter, driven primarily by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates and an increase in the number of DTH subscribers. The growth at FX was the result of increases in both advertising and affiliate revenues that were fueled by strong ratings gains, higher pricing and a 6% increase in subscribers over the past year. Subsequent to quarter-end, FX debuted the second season of The Shield, which premiered with the highest second season ratings in basic cable history, in addition to winning Golden Globes for Best Drama Series and Best Actor in a Drama Series.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported second quarter operating income of US$59 million, an increase of US$4 million versus a year ago. The 7% improvement was primarily due to higher revenues and market share at both the Free Standing Inserts and In-Store divisions.

NEWSPAPERS

The Newspaper segment reported second quarter operating income of US$102 million, a 10% decrease versus the same period a year ago as advertising revenue gains were more than offset by circulation revenue declines in the UK as a result of The Sun’s discounted pricing to match the competition.

The UK newspaper group reported a 37% operating income decline in local currency terms for the second quarter compared to a year ago as advertising revenue growth of 6% was more than offset by circulation revenue declines. The improvement in advertising was achieved across all titles, with particular strength at The Times and The Sunday Times. Circulation revenue declined as higher revenues at The News of the World, The Times and The Sunday Times were more than offset by the cover price reductions at The Sun. As a result of this initiative, circulation at The Sun has expanded by 5% compared to the second quarter a year ago.

The Australian newspaper group reported an 18% increase in operating income in local currency terms driven by a 10% increase in advertising revenue over a year ago and a moderate increase in circulation revenue. Advertising growth reflects particular strength in display advertising, including increases in the retail, real estate and national categories as well as growth in classified advertising, which experienced strength across all categories including employment in particular.

BOOK PUBLISHING

HarperCollins reported another quarter of strong operating profit, with contributions of US$48 million, 14% above the same period a year ago. The solid quarterly results reflect the strong performance across all divisions worldwide, led by an array of bestsellers, including Michael Crichton’s Prey, the ongoing popularity of Lemony Snicket’s A Series of Unfortunate Events and J.R.R. Tolkien’s Lord of the Rings trilogy, and the breakout success of Zondervan’s The Purpose-Driven Life by Rick Warren. During the quarter, HarperCollins had 40 books on The New York Times bestseller lists including four books that reached the #1 spot.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Second quarter net losses from associated entities before other items were A$69 million versus profits of A$12 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavourable impact of foreign currency fluctuations at the Latin America DTH platforms. Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge.

The Company’s share of associated entities earnings (losses) is as follows:

				3 Months Ended 31 December,				6 Months Ended 31 December,
	% Owned			2002		2001*		2002		2001*
				US $ Millions				US $ Millions
Platforms:
Sky Latin America:
Sky Brasil	46.7%	(a	)		$10		$18		$(57)		$(13)
Innova – Mexico	30.0%				(9)		—		(17)		(19)
Other	Various				(6)		(11)		(14)		(22)
FOXTEL – Australia	25.0%				(2)		(2)		(4)		(4)
Stream	50.0%	(b	)		(61)		—		(100)		—
Channels:
Fox Sports Cable Networks	Various				(3)		12		9		4
STAR Associates:
ESPN STAR Sports	50.0%				—		(2)		1		(4)
Other STAR	Various	(c	)		(1)		(1)		(5)		(2)
Other Associates	Various	(d	)		33		(8)		52		4

Total associated entities’
earnings (losses) before
other items					$(39)		$6		$(135)		$(56)
Other items		(e	)		(67)		(548)		(67)		(569)

Total associated entities’
earnings (losses)					$(106)		$(542)		$(202)		$(625)

Total associated entities’
earnings (losses) before
other items in A$				A$	(69)	A$	12	A$	(243)	A$	(109)

Further details on the associated entities follow.

(a)	For the six months ended 31 December, 2001, the Company’s share of Sky Brasil (formerly NetSat) was 36%.
(b)	The Company’s share of Stream’s start-up losses were not included through 31 March, 2002.
(c)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.
(d)	Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), Fox Sports International (until the remaining interest was purchased and consolidated in December 2001), and BSkyB.
(e)	Other items for the current quarter primarily include the Company’s share of Sky Brasil’s accumulated deferred tax asset write-off. The second quarter a year ago included BSkyB’s write-down of its carrying value in KirchPayTV.

*Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

Sky Brasil (in US$)

	3 Months Ended 31 December,				6 Months Ended 31 December,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	R$	138	R$	131	R$	268	R$	256
Revenues		$37		$51		$79		$100
EBITDA		(5)		5		(6)		(2)
Net income (loss)		$21		$50		$(136)		$(35)

News’ reportable 46.7% share (in US$)		$10		$18		$57		$(13)

Net Debt (excluding capitalized leases)						$213		$213

Ending Subscribers						732,000		708,000

Sky Brasil’s revenues, which grew 5% in local currency terms in the quarter due to a higher subscriber base, decreased on a reported basis due to the decline of the average Brazilian Real versus the U.S. dollar. The decline in EBITDA reflects the lower revenues as well as an increase in programming and marketing costs associated with the Brazilian Soccer Championships, partially offset by cost savings in set-top box subsidies. The reduction in net income principally reflects lower foreign exchange gains compared to the prior year.

Innova (in US$) – Mexico

	3 Months Ended 31 December,				6 Months Ended 31 December,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	Ps	805	Ps	771	Ps	1,639	Ps	1,560
Revenues		$80		$84		$164		$169
EBITDA		24		8		50		18
Net loss		$(30)		$(1)		$(58)		$(63)

News’ reportable 30% share (in US$)		$(9)		$—		$(17)		$(19)

Net Debt (excluding capitalized leases)						$350		$370

Ending Subscribers						706,000		692,000

Innova’s revenues, which grew 4% in local currency terms in the quarter, decreased on a reported basis due to the decline of the average Mexican Peso versus the U.S. dollar. Innova’s EBITDA growth reflects the absence of costs associated with the satellite dish repositioning that was completed in the prior year. The increase in EBITDA was more than offset by the unfavourable impact of foreign currency exchange due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities.

FOXTEL (in A$) – Australia

	3 Months Ended 31 December,				6 Months Ended 31 December,
	2002		2001		2002		2001
	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	150	A$	127	A$	288	A$	251
EBITDA		(8)		(6)		(20)		(21)
Net loss	A$	(13)	A$	(12)	A$	(30)	A$	(30)

News’ reportable 25% share (in US$)		$(2)		$(2)		$(4)		$(4)

Ending Subscribers (including Optus)						1,050,000		775,000

FOXTEL’s revenues for the quarter increased 18% principally due to a 12% increase in satellite subscribers compared to a year ago, higher average revenue per subscriber, and the inclusion of Optus wholesale subscribers as of 1 December, 2002. EBITDA losses for the quarter increased A$2 million due to an increase in sports programming together with Fox Footy Channel costs and Optus license fee costs, partially offset by the increased revenues.

Fox Sports Cable

Networks* (in US$)

	3 Months Ended 31 December,		6 Months Ended 31 December,
	2002	2001	2002	2001
	Millions (except subscribers)		Millions (except subscribers)
Net (loss) income	$(3)	$(2)	$9	$(24)

AGAAP Adjustments (1)	—	14	—	28

News’ reportable share*	$(3)	$12	$9	$4

Ending Subscribers			44,072,000	50,689,000

The increase in net loss reported by Fox Sports Cable Networks for the quarter primarily reflects the impact of a player compensation charge and lower revenues at Madison Square Garden, offset by the favourable impact of lower amortisation at Regional Programming Partners from its adoption of FAS 142.

*Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

[1]	Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to identifiable intangible amortisation.

ESPN STAR Sports (in US$) –

Asia

	3 Months Ended 31 December,		6 Months Ended 31 December,
	2002	2001	2002	2001
	Millions (except viewership)		Millions (except viewership)

Revenues	$39	$37	$76	$62
EBITDA	1	(1)	7	(3)
Net income (loss)	$(1)	$(3)	$2	$(8)

News’ reportable 50% share	$—	$(2)	$1	$(4)

Viewership			184,798,000	141,464,000

Revenue for the quarter reflects increased subscription revenues principally due to subscriber and rate growth in India and Hong Kong, partially offset by lower advertising revenues from South Africa cricket events. EBITDA improved $2 million as the increase in revenues and lower programming and production costs were partially offset by higher promotional costs. Overall viewership at ESPN STAR Sports increased 31% to approximately 185 million, mainly due to growth in China and Korea.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended 31 December,
	2002	2001
Australian Dollar/U.S Dollar	0.55	0.51
U.K. Pounds Sterling/U.S. Dollar	1.56	1.44

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s meeting with analysts on the second quarter results can be heard live on the Internet at 8:45 a.m. Eastern Summer Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

STATEMENT OF FINANCIAL PERFORMANCE [a]	Note	3 Months Ended 31 December,		6 Months Ended 31 December,
		2002	2001	2001	2002
		A$ Millions (except per share amounts)
Sales revenue	1	$8,420	$8,043	$15,351	$14,638
Operating expenses		7,107	7,082	13,042	12,975

Operating income	1	1,313	961	2,309	1,663
Net loss from associated entities		(190)	(1,064)	(364)	(1,226)
Borrowing costs		(249)	(325)	(526)	(653)
Interest income		42	52	94	128

Net borrowing costs		(207)	(273)	(432)	(525)
Dividend on exchangeable preferred securities		(23)	(23)	(46)	(47)
Other expenses before income tax, net		(47)	(333)	(47)	(277)

Profit (loss) from ordinary activities before income tax		846	(732)	1,420	(412)

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(322)	(204)	(500)	(285)
Other items		22	(85)	22	(119)

Net income tax expense		(300)	(289)	(478)	(404)

Net profit (loss) from ordinary activities after tax		546	(1,021)	942	(816)
Net profit attributable to outside equity interests		(116)	(158)	(217)	(222)

Net Profit (Loss) Attributable to Members of the Parent Entity		$430	$(1,179)	$725	$(1,038)

Net exchange gains (losses) recognised directly in equity		(799)	(1,759)	371	222
Other items recognised directly in equity		152	(267)	152	(267)

Total change in equity other than those resulting from transactions with owners as owners		$(217)	$(3,205)	$1,248	$(1,083)

Basic/diluted earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares		$0.072	$(0.221)	$0.121	$(0.198)
Preferred limited voting ordinary shares		$0.087	$(0.266)	$0.146	$(0.237)
Ordinary and preferred limited voting ordinary shares		$0.081	$(0.248)	$0.136	$(0.221)

a Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION

	31 December, 2002	30 June, 2002
	A$ Millions
ASSETS
Current Assets
Cash	$5,463	$6,337
Receivables	7,997	5,809
Inventories	2,303	1,935
Other	513	566

Total Current Assets	16,276	14,647

Non-Current Assets
Receivables	893	796
Investments in associated entities	6,487	6,875
Other investments	1,623	1,712
Inventories	4,429	4,232
Property, plant and equipment	6,752	6,671
Publishing rights, titles and television licenses	36,401	35,348
Goodwill	392	455
Other	645	705

Total Non-Current Assets	57,622	56,794

Total Assets	$73,898	$71,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$135	$1,856
Payables	9,030	8,073
Tax liabilities	512	848
Provisions	266	228

Total Current Liabilities	9,943	11,005

Non-Current Liabilities
Interest bearing liabilities	13,615	13,585
Payables	3,916	4,054
Tax liabilities	970	434
Provisions	1,039	1,205

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	19,540	19,278

Exchangeable preferred securities	1,693	1,690

Total Liabilities	31,176	31,973
Shareholders’ Equity
Contributed equity	28,291	28,239
Reserves	6,525	6,351
Retained profits	897	1

Shareholders’ equity attributable to members of the parent entity	35,713	34,591
Outside equity interests in controlled entities	7,009	4,877

Total Shareholders’ Equity	42,722	39,468

Total Liabilities and Shareholders’ Equity	$73,898	$71,441

STATEMENT OF CASH FLOWS

	6 Months Ended 31 December,
	2002	2001
	A$ Millions
Operating Activity
Net profit (loss) attributable to members of the parent entity	$725	$(1,038)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	262	142
Depreciation and amortisation	368	376
Provisions	316	89
Other items, net	146	1,595
Change in assets and liabilities:
Receivables	(2,195)	(1,604)
Inventories	(611)	(646)
Payables	1,510	1,020

Cash provided by (used in) operating activity	521	(66)
Investing and other activity
Property, plant and equipment	(327)	(300)
Investments	(1,486)	(2,934)
Repayment of loan by associate	170	—
Proceeds from sale of non-current assets	95	4,613

Cash (used in) provided by investing activity	(1,548)	1,379
Financing activity
Repayment of debt, net	(1,953)	(652)
Issuance of shares and preferred securities	2,167	112
Dividends paid	(133)	(162)
Leasing and other finance costs	(2)	—

Cash provided by (used in) financing activity	79	(702)

Net (decrease) increase in cash	(948)	611
Opening cash balance	6,337	5,615
Exchange movement on opening balance	74	21

Closing cash balance	$5,463	$6,247

Note 1 – SEGMENT DATA

	3 Months Ended 31 December,		6 Months Ended 31 December,
	2002	2001	2002	2001
	A$ Millions		A$ Millions
BY GEOGRAPHIC AREAS
Revenues
United States	$6,605	$6,230	$11,855	$11,195
United Kingdom	1,151	1,183	2,224	2,229
Australasia	664	630	1,272	1,214

	$8,420	$8,043	$15,351	$14,638

Operating Income
United States	$1,052	$673	$1,902	$1,217
United Kingdom	149	223	251	361
Australasia	112	65	156	85

	$1,313	$961	$2,309	$1,663

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$2,403	$2,182	$4,007	$4,001
Television	2,598	2,610	4,458	4,145
Cable Network Programming	901	790	1,908	1,634
Magazines and Inserts	387	382	740	768
Newspapers	1,208	1,194	2,311	2,299
Book Publishing	587	564	1,217	1,172
Other	336	321	710	619

	$8,420	$8,043	$15,351	$14,638

Operating Income
Filmed Entertainment	$460	$226	$641	$462
Television	296	220	639	321
Cable Network Programming	218	118	432	180
Magazines and Inserts	107	106	199	192
Newspapers	184	221	287	364
Book Publishing	86	81	192	161
Other	(38)	(11)	(81)	(17)

	$1,313	$961	$2,309	$1,663